                          OFFICE OF THRIFT SUPERVISION

                             WASHINGTON, D.C. 20552


                              ---------------------


                                    FORM 10-Q


(Mark One)
[ X ] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 For the quarterly period ended March 31, 1997.


[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the transition period from                        to
                                    ------------------------  -----------------


                             OTS Docket Number 12559


                            TRENTON SAVINGS BANK FSB
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

         United States of America                             22-3408029
---------------------------------------------            ----------------------
(State or other jurisdiction of incorporation               (IRS Employer
or organization)                                         Identification Number)

            134 Franklin Corner Road, Lawrenceville, New Jersey 08648
            ---------------------------------------------------------
                    (Address of principal executive offices)

Registrant's telephone number, including area code:     609-844-3100
                                                     ------------------


------------------------------------------------------------------------------
               Former name, former address and former fiscal year,
                          if changed since last report

         Indicate by check whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes   X    No
                                      ------    ------

                      APPLICABLE ONLY TO CORPORATE ISSUERS:

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 9,037,160

                            TRENTON SAVINGS BANK FSB

                                     INDEX


                                                                            Page

PART I.  FINANCIAL INFORMATION


         Item 1.  Financial Statements

                  Consolidated Statements of Condition as of
                  March 31, 1997 and December 31, 1996 ....................    4

                  Consolidated Statements of Income for the three
                  months ended March 31, 1997 and 1996 ....................    5

                  Consolidated Statements of Stockholders' Equity for the
                  three months ended March 31, 1997 and 1996 ..............    6

                  Consolidated Statements of Cash Flows for the three
                  months ended March 31, 1997 and 1996 ....................    7

                  Notes to Consolidated Financial Statements ..............  8-9

         Item 2.  Management's Discussion and Analysis of Financial
                  Condition and Results of Operations .....................10-11


PART II. OTHER INFORMATION ................................................   11

PART I. FINANCIAL INFORMATION

Item 1.  Financial Statements

                            TRENTON SAVINGS BANK FSB
                      CONSOLIDATED STATEMENTS OF CONDITION
                           (In Thousands of Dollars)
                                                       March 31      December 31
                         ASSETS                          1997            1996
                         ------                       ---------       ---------
                                                     (unaudited)

Cash due from banks                                   $   9,618       $  12,938
Federal Funds sold                                        8,500           8,000
                                                      ---------       ---------

Total cash and cash equivalents                          18,118          20,938
                                                      ---------       ---------


Securities available for sale                           116,631          87,648
Investment securities held to maturity                   37,703          37,935
Mortgage-backed securities held to maturity              46,420          48,618
Federal Home Loan Bank stock, at cost                     3,386           3,089
Loans, net                                              380,695         380,288
Bank premises and equipment, net                          6,755           6,982
Accrued interest receivable                               4,521           3,602
Prepaid expenses                                          1,506           1,471
Intangible assets                                         8,977           9,164
Other assets                                              1,638           1,281
                                                      ---------       ---------

    Total assets                                      $ 626,350       $ 601,016
                                                      =========       =========


LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                              $ 484,831       $ 491,246
Borrowed funds                                           30,000               0
Accrued expenses and other liabilities                    7,190           6,418
                                                      ---------       ---------

    Total liabilities                                   522,021         497,664
                                                      ---------       ---------


Stockholders' Equity
    Common Stock, par value $0.10                           904             904
      authorized 20,000,000 shares, issued &
      outstanding 9,037,160 shares as of
      March 31, 1997 and December 31, 1996
    Additional paid in capital                           30,357          30,357
  Retained earnings - substantially restricted           74,216          72,545
  Unearned Management Recognition Plan shares            (1,459)         (1,543)
  Net unrealized gainon securities available for
   sale, net of taxes                                       311           1,089
                                                      ---------       ---------

    Total stockholders' equity                          104,329         103,352
                                                      ---------       ---------


    Total liabilities and stockholders' equity        $ 626,350       $ 601,016
                                                      =========       =========


          See accompanying Notes to Consolidated Financial Statements.

                            TRENTON SAVINGS BANK FSB

                       CONSOLIDATED STATEMENTS OF INCOME

                           (In Thousands of Dollars)
                                  (unaudited)

                                                     Three Months
                                                         Ended
                                                 --------------------
                                                   1997         1996
                                                 -------      -------

Interest and dividend income:
    Interest and fees on loans                   $ 7,278      $ 5,814
    Interest on securities                         3,231        2,824
    Interest on Federal funds sold                   137          204
                                                 -------      -------

            Total interest income                 10,646        8,842
                                                 -------      -------
Interest expense on deposits                       5,328        4,292
                                                 -------      -------

            Net interest income                    5,318        4,550

Provision for loan losses (note 4)                    10            0
                                                 -------      -------

        Net interest income after provision
                for loan losses                    5,308        4,550
                                                 -------      -------

Other income;
    Service fees on deposit accounts                 247           81
    Fees and other income                            182           94
    Net gain on sale of securities                   334        1,572
                                                 -------      -------

        Total other income                           763        1,747
                                                 -------      -------

Operating expense:
    Salaries and employee benefits                 1,657        1,101
    Net occupancy expense                            381          326
    Equipment expense                                 31           17
    FDIC insurance premium                             0           20
    Amortization of intangible assets                187           68
    Data processing fees                             132          100
    Other operating expense                          631          431
                                                 -------      -------

        Total operating expense                    3,019        2,063
                                                 -------      -------

        Income before income taxes                 3,052        4,234

Income taxes                                       1,099        1,525
                                                 -------      -------


          Net income                             $ 1,953      $ 2,709
                                                 =======      =======

Net income per common share                      $  0.22      $  0.30

          See accompanying Notes to Consolidated Financial Statements.

                            TRENTON SAVINGS BANK FSB

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

            For the Three Month Period ended March 31, 1997 and 1996

                                 (In Thousands)
                                  (unaudited)


                                                                                           Unrealized
                                                                                            Net gain
                                                                                              on          Unearned
                                                                                           securities     Management
                                                                 Additional                available     Recognition      Total
                                            #         Common       paid-in      Retained    for sale,        Plan      Stockholders'
                                          Shares       stock       capital      Earnings   net of taxes     Shares        equity
                                        ---------    ---------    ---------    ---------   ------------    ---------   -------------

Balance at December 31, 1995            8,912,500    $     891    $  28,687    $  65,267     $   2,697     $       0     $  97,542

Net income for the three months
  ended March 31, 1996                          0            0            0        2,709             0             0         2,709

Dividends declared[$.0875 per share]            0            0            0         (272)            0             0          (272)

Net change in unrealized net gains
  on securities available for sale              0            0            0            0        (1,224)            0        (1,224)
                                        ---------    ---------    ---------    ---------     ---------     ---------     ---------

Balance at March 31, 1996               8,912,500    $     891    $  28,687    $  67,704     $   1,473     $       0     $  98,755
                                        =========    =========    =========    =========     =========     =========     =========

Balance at December 31, 1996            9,037,160    $     904    $  30,357    $  72,545     $   1,089     ($  1,543)    $ 103,352

Income for the three months
  ended March 31, 1997                          0            0            0        1,953             0             0         1,953

Dividends Paid [$0.0875 per share]              0            0            0         (282)            0             0          (282)

Net change in unrealized net gains
  on securities available for sale              0            0            0            0          (778)            0          (778)

Amortization of unearned Management
  Recognition Plan shares                       0            0            0            0             0            84            84
                                        ---------    ---------    ---------    ---------     ---------     ---------     ---------

Balance at March 31, 1997               9,037,160    $     904    $  30,357    $  74,216     $     311     ($  1,459)    $ 104,329
                                        =========    =========    =========    =========     =========     =========     =========


          See accompanying Notes to Consolidated Financial Statements.

                            TRENTON SAVINGS BANK FSB
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (In Thousands of Dollars)
                                  (unaudited)


                                                                                Three Months Ended March 31,
                                                                                      1997         1996
                                                                                    --------     --------
Cash flows from operating activities:
  Net income                                                                        $  1,953     $  2,709
  Adjustments to reconcile net income to net cash used inoperating activities:
      Provision for loan losses                                                           10            0
      Depreciation and amortization expense                                              422          184
      Net accretion of premiums and discounts on securities                               (8)         (51)
      Increase in accrued interest receivable and other assets                        (1,311)      (3,069)
      Increase in accrued interest payable and other liabilities                       1,210        1,370
      Net gain on sale of securities                                                    (334)      (1,572)
                                                                                    --------     --------

    Net cash provided by [used in] operating activities                                1,942         (429)
                                                                                    --------     --------

Cash flows used in investing activities:
  Proceeds from maturities of securities available for sale and held to maturity    $ 12,774     $ 19,000
  Purchase of investment securities held to maturity                                       0      (11,522)
  Purchase of securities available for sale                                          (43,260)     (14,999)
  Proceeds from sales of securities available for sale                                   401        2,450
  Purchase of Federal Home Loan Bank Stock                                              (297)        (225)
  Maturities and repayments of mortgage-backed securities                              2,648        3,451
  Net increase in loans                                                                 (407)      (4,503)
  Net additions to bank premises, furniture, & equipment                                (236)        (121)
  Proceeds from sale of bank premises, furniture & equipment                             312            0
                                                                                    --------     --------

    Net cash used in investing activities                                            (28,065)      (6,469)
                                                                                    --------     --------

Cash flows from financing activities:
  Net (decrease)increase in savings and time deposits                                 (6,415)       2,561
  Dividends paid                                                                        (282)        (272)
  Net increase in borrowings                                                          30,000            0
                                                                                    --------     --------

    Net cash provided by financing activities                                         23,303        2,289
                                                                                    --------     --------

Net decrease in cash and cash equivalents                                             (2,820)      (4,609)

Cash and cash equivalents as of beginning of year                                   $ 20,938     $ 16,253
                                                                                    --------     --------

Cash and cash equivalents as of end of period                                       $ 18,118     $ 11,644
                                                                                    ========     ========

Supplemental disclosure of cash flow information:
  Cash paid:
    Interest                                                                        $  3,106     $  4,168
                                                                                    ========     ========

    Income taxes                                                                    $    175     $      0
                                                                                    ========     ========



          See accompanying Notes to Consolidated Financial Statements.

                       NOTES TO THE FINANCIAL STATEMENTS



(1)      Basis of Presentation

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in conformity with the instructions to Form 10-Q and Article 10 of Regulation S-X for Trenton Savings Bank FSB (the Bank).

         In the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial condition, results of operations, and changes in cash flows have been made at and for the three months ended March 31, 1997 and 1996. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of results that may be expected for the entire year ending December 31, 1997.

(2)      Reorganization into a Two-tier Mutual Holding Company Structure

         At the Annual Stockholders meeting on April 25, 1997, the stockholders approved the reorganization of the Bank into a two-tier structure. The Bank anticipates that this restructuring will provide enhanced ability to invest through a mid-tier structure, facilitate mergers and acquisitions, and facilitate stock repurchases. OTS approval for the reorganization was received on March 21, 1997.

(3)      Non Performing Loans, Non Performing Assets and the Allowance for Loan
         Losses

         Non performing loans at March 31, 1997 and December 31, 1996 are as follows (in thousands of dollars):

                                        March 31, 1997       December 31, 1996
                                        --------------       -----------------

Loans delinquent 90 days or more              3,777                3,704

Loans delinquent 90 days or more
  as a percentage of net loans
  receivable                                    .99%                 .97%


         An analysis of the allowance for loan losses for the three month periods ended March 31, 1997 and 1996 is as follows (in thousands of dollars):

                                        March 31, 1997       March 31, 1996
                                        --------------       --------------
Balance at beginning of the period           $2,901             $1,767
Provision charged to operations                  10                  0
Charge-offs, net                                (42)               (47)
                                             ------             ------
Balance at the end of the period             $2,869             $1,720
                                             ======             ======

         Generally, the Bank's loans are placed on a non-accrual status when a default of principal or interest has existed for a period of 90 days except when, in the opinion of management, the collection of principal or interest is reasonably anticipated or adequate collateral exists. In addition, the Bank places any loan on non-accrual if any part of it is classified as doubtful or loss or if any part has been charged to the allowance for loan losses. Real estate owned consists of property acquired through formal foreclosures and acquired by deed in lieu of foreclosure, and is recorded at the lower of cost or fair value. At March 31, 1997, the Bank had $71 thousand classified as real estate owned.

         As part of the acquisition of BCB, the Bank acquired BCB's loan portfolio. BCB's underwriting standards and related risk characteristics of the loan portfolio differed from those of the Bank. The addition of this portfolio has increased the Bank's non-performing portfolio and negatively effected certain coverage ratios. However, management believes that the Bank's asset quality remains strong. Management believes that the allowance for loan losses is adequate based on historical experience, the volume and type of lending conducted by the Bank, the amount of non-performing loans, general economic conditions and other factors relating to the Bank's loan portfolio. However, there can be no assurance that actual losses will not exceed estimated amounts.

         As of March 31, 1997, the Bank's total non-performing loans and foreclosed assets amounted to $4.2 million, or .66% of total assets, compared to $3.4 million, or .57% of total assets at December 31, 1996.

         Federal regulations required that each insured savings institution classify its assets on a regular basis. There are four classifications for problem assets: "special mention," "substandard," "doubtful" and "loss."

         At March 31, 1997, the Bank had $1.2 million of loans classified as special mention, $5.6 million classified as substandard and $.3 million classified as doubtful or loss. As of March 31, 1997, total classified assets, which includes repossessed assets, amounted to $6.0 million, 0.96% of total assets.

         It is management's policy to maintain an allowance for estimated loan losses based upon an assessment [1] in the case of residential loans, management's review of delinquent loans, loans in foreclosure and market conditions, [2] in the case of commercial business loans and commercial mortgage loans, when a significant decline in value can be identified as well as an overall assessment of the inherent risk in the portfolio and [3] in the case of consumer loans, based on the assessment of risks inherent in the loan portfolio. The Bank's allowance for loan losses, which includes a general valuation allowance, amounted to approximately $2.9 million at March 31, 1997 and December 31, 1996

(4)    Per Share Data

         The earnings per share for the three months ended March 31, 1997 of $.22, has been calculated on a weighted average number of shares outstanding during the period of 9,037,160. Earnings per share data for the three months ended March 31, 1996 was $.30 per share.

(5)      Acquisition of Manchester Trust Bank

         On April 25, 1997, the Bank announced the execution of a Definitive Acquisition Agreement with Manchester Trust Bank, a trust services company with $125 million of assets under management. Under terms of the agreement, Manchester will be operated as a wholly owned subsidiary of the bank.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

        Stockholders' equity increased by $1.0 million, or .95%, to $104.3 million at March 31, 1997 from $103.4 million at December 31, 1996. The increase in Stockholders' equity was due to net income of $2.0 million for the quarter ended March 31, 1997 combined with a net decrease of $.8 million in the market value of the Bank's portfolio of available for sale investments largely due to the sale of investments. At March 31, 1997 the Bank's tangible, core and risk based capital ratios were 15.22%, 15.22%, and 26.89%, respectively.

        Total assets increased by $25.3 million, or 4.2%, to $626.3 million at March 31, 1997 from $601.0 million at December 31, 1996. In January of 1997 the Board approved a specific borrowing in the amount of $30 million for reinvestment in federal agency securities at an earnings spread above the cost of borrowing which increased assets and securities available for sale in that amount. Deposits decreased by $6.4 million, or 1.3%, to $484.8 million at March 31, 1997 from $491.2 million at December 31, 1996. Cash and cash equivalents declined $2.8 million, to $18.1 million at March 31, 1997 from $20.9 million at December 31, 1996. Securities available for sale increased by $29.0 million or 33.1% to $116.6 million at March 31, 1997 from $87.6 million at December 31, 1996. Mortgage-backed securities declined by $2.2 million or 4.52% to $46.4 million at March 31, 1997 from $48.6 million at December 31, 1996. Funds from repayments of Mortgage-backed Securities and cash equivalents were reinvested in loans.

Results of Operations

        The annualized return on average assets and return on average equity were 1.24% and 7.49% respectively for the quarter ended March 31, 1997 compared to 2.10% and 11.00% respectively for the quarter ended March 31, 1996. Annualized income included security gains of $.3 million in the first quarter of 1997 and $1.6 million in the first quarter of 1996.

        Net operating income after tax [excluding net securities gains] for the first quarter of 1997 was $1.7 million, which represents an increase of $36 thousand or 2.1%, as compared to the first quarter of 1996. Net income including net securities gains of $214 thousand was $2.0 million for the first quarter of 1997 compared to $2.7 million for the first quarter of 1996 which included net securities gains of $1.0 million.

        Total interest income increased $1.8 million, or 20.4%, to $10.6 million for the quarter ended March 31, 1997 from $8.8 million for the quarter ended March 31, 1996. The increase resulted from an increase in average interest earnings assets to $596.1 million for the quarter ended March 31, 1997 from $493.4 million for the quarter ended March 31, 1996 which offset a decrease in average yield on interest-earnings assets from 7.17% for the quarter ended March 31, 1996 to 7.14% for the quarter ended March 31, 1997. The $102.7 million increase in average interest earnings assets was attributed to the acquisition of Burlington County Bank in October of 1996 and the $30 million leverage program in January of 1997.

        Total interest expense increased by $1.0 million, or 24.1%, for the quarter ended March 31, 1997 to $5.3 million from $4.3 million for the quarter ended March 31, 1996. The increase was primarily the result of an increase in average deposits to $486.4 million for the quarter ended March 31, 1997 from $410.2 million for the quarter ended March 31, 1996 which offset with a decrease in the average rate paid on deposits from 4.19% for the quarter ended March 31, 1996 to 4.01% for the quarter ended March 31, 1997. The increase in deposits is primarily attributed to the acquisition of BCB. The decrease in the average rate paid on deposits was attributed to the effect of the addition of lower cost deposits from the BCB acquisition.

        There was a $10 thousand provision for loan losses for the quarter ended March 31, 1997 compared to a $0 provision for the three months ended March 31, 1996. The provision represents the establishment of a reserve for loans originated by the Bank's subsidiary, TSBusiness Finance Corporation. Such evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated net realizable value of the underlying collateral, economic conditions and other matters which warrant consideration. The allowance for loan losses was $2.9 million or 70.2% of loans delinquent by 90 days or more at March 31, 1997 compared to $2.9 million or .78% of loans delinquent 90 days or more at December 31, 1996 [see note three].

        Total other income decreased by $1.0 million, or 56.3%, to $.7 million for the quarter ended March 31, 1997 compared to $1.7 million for the quarter ended March 31, 1996. Other income included $.3 million of gains from the sale of equity securities for the quarter ended March 31, 1997 compared to $1.6 million of gains from the sale of equity securities for the quarter ended March 31, 1996. Excluding gains on sales of securities, other income increase $254 thousand or 145.1% to $429 thousand for the quarter ended March 31, 1997 compared to $175 thousand for the quarter ended March 31, 1996. The increase in other income is attributed to higher fees generated on deposits acquired from BCB. Total operating expenses increased by $1.0 million, or 46.3%, to $3.0 million for the quarter ended March 31, 1997 compared to $2.1 million for the quarter ended March 31, 1996. The increase in operating expenses is attributed to the addition of staff and activities from the BCB acquisition, the establishment of TSBusiness Finance Corporation and opening of an additional branch [West Windsor].

Capital

        The OTS requires that the Bank meet minimum tangible, core and risk-based capital requirements. As of March 31, 1997, the Bank exceeded all regulatory capital requirements. The Bank's required, actual, and excess capital levels as of March 31, 1997, are as follows:

                                 Required           Actual        Excess of
                              ---------------   ---------------   Actual Over
                                        % of              % of    Regulatory
                              Amount   Assets   Amount   Assets   Requirement
                              ------   ------   ------   ------   -----------
                                     (Dollars in Thousands)
Tangible Capital               9,238    1.50%   93,720   15.22%     84,482
Core Capital                  18,477    3.00%   93,720   15.22%     75,243
Risk-based Capital            28,735    8.00%   96,589   26.89%     67,854

Liquidity

        The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5%. The Bank's liquidity ratio averaged 33.56% during the first quarter of 1997 and equaled 33.21% at March 31, 1997. The Bank adjusts liquidity as appropriate to meet its asset and liability management objectives.

PART II.        OTHER INFORMATION

Legal Proceedings

        There are various claims and lawsuits in which the Bank is periodically involved incidental to the Bank's business. In the opinion of management, no material loss is expected from any of such pending claims or lawsuits.

Changes in Securities

        Not applicable.

Defaults upon Senior Securities

        Not applicable.

Submission of Matters to a Vote of Security Holders

        None.

Other Information

        Not applicable.

Exhibits and Report on Form 8-K.

        The bank filed a Form 8-K pertaining to the previously mentioned execution of a definitive purchase agreement with Manchester Trust Bank.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed by the undersigned thereunto duly authorized.


                                            TRENTON SAVINGS BANK FSB


Date: May 7, 1997               By: /s/ Wendell T. Breithaupt
                                   --------------------------------------
                                    Wendell T. Breithaupt
                                    President and Chief Executive Officer


Date: May 7, 1997               By: /s/ Robert Russo
                                   --------------------------------------------
                                    Robert Russo
                                    Vice President and Treasurer
                                    [Principal Financial and Accounting Officer]